UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 000-56292

GAMESQUARE ESPORTS INC.
(Translation of registrant’s name into English)

1008, 150 York Street

Toronto, Ontario M5H 3S5 Canada

(Address of Principal Executive Office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a Notice of Special Meeting of Shareholders of GameSquare Esports Inc. (the “Company”).

Attached to this report on Form 6-K as Exhibit 99.2 is the Letter to Shareholders and Management Information Circular with respect to the Special Meeting of Shareholders of the Company (the “Circular”).

Attached to this report on Form 6-K as Exhibit 99.3 is the Letter of Transmittal described in and accompanying the Circular.

Attached to this report on Form 6-K as Exhibit 99.4 is the Form of Proxy with respect to the Special Meeting of Shareholders of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023		GAMESQUARE ESPORTS INC.

	By:	/s/ Paolo DiPasquale
Paolo DiPasquale
Chief Strategy Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Special Meeting of Shareholders
99.2	Management Information Circular
99.3	Letter of Transmittal
99.4	Form of Proxy

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